TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                REVISED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                                  JUNE 30, 2002
                      (Amounts expressed  in U. S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
-----------------------------------------------------
JUNE  30,  2002                                                             PAGE
---------------
(Unaudited)
(Amounts  expressed  in  US  dollars)


Revised  Interim  Consolidated  Balance  Sheets  as  of
June  30,  2002 And  December  31,  2001                                       1

Revised  Interim  Consolidated  Statements  of  Operations for
the  six months  ended  June  30,  2002  and  June  30, 2001                   2

Revised  Interim  Consolidated  Statements  of  Operations
for  the three month period  April  1  to  June  30,  2002
and  April  1  to  June  30,  2001                                             3

Revised  Interim  Consolidated  Statements  of  Cash  Flows
for  the  six months  ended  June  30,  2002  and  June,  2001                 4

Revised  Interim  Consolidated  Statements  of  Cash  Flows
for the three month period  April  1  to  June  30,  2002
and  April  1  to  June  30,  2001                                             5

Revised  Interim  Consolidated  Statements  of  Stockholders
Equity  for  the six  months  ended  June  30,  2002                           6

Revised Condensed Notes to Interim Consolidated Financial Statements           7

TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
As at June 30, 2002 and December 31, 2001          2002          2001
(Amounts expressed in U. S. dollars)                $             $
--------------------------------------------------------------------------------
(Unaudited)
ASSETS
CURRENT:
  Cash. . . . . . . . . . . . . . . . . . . .        3,633         3,087
  Accounts receivable . . . . . . . . . . . .        2,431             -
  Advance receivable. . . . . . . . . . . . .            -             -
  Prepaid expenses and deposits . . . . . . .        1,633         2,718
---------------------------------------------  ------------  ------------
                                                     7,697         5,805
MINERAL PROPERTIES, . . . . . . . . . . . . .            1             1
INVESTMENTS . . . . . . . . . . . . . . . . .            3             3
EMU FARM, . . . . . . . . . . . . . . . . . .            1             1
WEB SITES,. . . . . . . . . . . . . . . . . .            1             1
---------------------------------------------  ------------  ------------
                                                     7,703         5,811
                                               ------------  ------------


LIABILITIES
CURRENT:
Accounts payable and accrued liabilities. . .      102,549        62,898
Loans and advances, . . . . . . . . . . . . .       29,838        16,470
---------------------------------------------  ------------  ------------
                                                   132,387        79,368
                                               ------------  ------------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL,. . . . . . . . . . . . . . . .    3,836,484     3,836,484

ACCUMULATED OTHER COMPREHENSIVE LOSS. . . . .      (26,555)      (24,360)

DEFICIT . . . . . . . . . . . . . . . . . . .   (3,934,613)   (3,885,681)
---------------------------------------------  ------------  ------------
                                                  (124,684)      (73,557)
                                               ------------  ------------
                                                     7,703         5,811
                                               ------------  ------------

See  condensed  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

/s/ "L. Murray Eades", Director
 ------------------------------

TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM CONSOLIDATED STATEMENTS OF OPERATION
--------------------------------------------------------------------------------
For the six month period ended June 30                     2002          2001
(Amounts expressed in U. S. dollars)                        $             $
--------------------------------------------------------------------------------
Unaudited

WEB INCOME. . . . . . . . . . . . . . . . . . . . . .          616             0
-----------------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . . . . . .        5,792         5,864
  Amortization expense. . . . . . . . . . . . . . . .            -        21,788
  Communications. . . . . . . . . . . . . . . . . . .          514           559
  Consulting. . . . . . . . . . . . . . . . . . . . .            -        18,268
  Commission paid . . . . . . . . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . . . . . .        1,046         2,255
  Professional fees . . . . . . . . . . . . . . . . .       24,738        13,304
  Public relations. . . . . . . . . . . . . . . . . .          174           349
  Shareholder information . . . . . . . . . . . . . .          229             -
  Transfer agent fees . . . . . . . . . . . . . . . .        1,042         1,578
  Farm management . . . . . . . . . . . . . . . . . .       16,013        15,908
-----------------------------------------------------  ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . .      (48,932)      (79,873)



BASIC AND DILUTED LOSS PER SHARE. . . . . . . . . . .      (0.0018)      (0.0058)
-----------------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . . . . . .   37,869,018    13,611,326


See  condensed  notes  to  unaudited  consolidated  financial  statements.

TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM CONSOLIDATED STATEMENTS OF OPERATION
--------------------------------------------------------------------------------
For the three month period April 1 to June 30 . . . .         2002          2001
(Amounts expressed in U. S. dollars). . . . . . . . .  $             $
--------------------------------------------------------------------------------
Unaudited

WEB INCOME. . . . . . . . . . . . . . . . . . . . . .           15             0
-----------------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . . . . . .        2,969         2,919
  Amortization expense. . . . . . . . . . . . . . . .            -        21,788
  Communications. . . . . . . . . . . . . . . . . . .          270           137
  Consulting. . . . . . . . . . . . . . . . . . . . .            -        18,268
  Commission paid . . . . . . . . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . . . . . .          362           936
  Professional fees . . . . . . . . . . . . . . . . .       18,858        13,304
  Public relations. . . . . . . . . . . . . . . . . .          127           349
  Shareholder information . . . . . . . . . . . . . .          216             -
  Transfer agent fees . . . . . . . . . . . . . . . .          609           812
  Farm management . . . . . . . . . . . . . . . . . .        8,013         7,912
-----------------------------------------------------  ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . . . . . .      (31,409)      (66,425)



BASIC AND DILUTED LOSS PER SHARE. . . . . . . . . . .       (0.001)       (0.005)
-----------------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . . . . . .   37,869,018    13,611,326


See  condensed  notes  to  unaudited  consolidated  financial  statements.




TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the six month period ended June 30                     2002       2001
(Amounts expressed in U. S. dollars)                         $          $
--------------------------------------------------------------------------------
Unaudited
CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . .  (48,932)     (79,873)
    Items not involving cash:
    Amortization. . . . . . . . . . . . . . . . . . . .        -       21,788
    Loss on disposition of capital assets . . . . . . .        -            -
-------------------------------------------------------  --------  -----------

                                                         (48,932)     (58,085)
                                                         --------  -----------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . .   (2,431)      (3,842)
      Prepaid expenses and deposits . . . . . . . . . .    1,085       (2,422)
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . .   45,192       22,246
-------------------------------------------------------  --------  -----------
                                                          43,846       15,981
-------------------------------------------------------  --------  -----------
                                                          (5,086)     (42,104)
                                                         --------  -----------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . .        -      737,733
    Loans and advances. . . . . . . . . . . . . . . . .        -       22,306
-------------------------------------------------------  --------  -----------
                                                               -      760,039
                                                         --------  -----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development. . . . . . . . .        -            -
       Investment in Tung Shing Development . . . . . .        -     (718,106)
    Exploration costs recovered (incurred). . . . . . .        -            -
-------------------------------------------------------  --------  -----------
                                                               -     (718,106)
                                                         --------  -----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . .    5,632        6,166
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . .      546        5,995
Cash position, beginning of year. . . . . . . . . . . .    3,087       16,566
-------------------------------------------------------  --------  -----------
CASH POSITION, END OF PERIOD. . . . . . . . . . . . . .    3,633       22,561
-------------------------------------------------------  --------  -----------

Income taxes paid . . . . . . . . . . . . . . . . . . .        -            -

INTEREST PAID . . . . . . . . . . . . . . . . . . . . .        -            -

See  condensed  notes  to  unaudited  consolidated  financial  statements.



TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
REVISED INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
For the three month period April 1 to June 30 . . . . .     2002         2001
(Amounts expressed in U. S. dollars)                          $            $
--------------------------------------------------------------------------------
Unaudited

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss) . . . . . . . . . . . . . . . . .  (31,409)     (66,425)
    Items not involving cash:
    Amortization. . . . . . . . . . . . . . . . . . . .        -            -
    Loss on disposition of capital assets . . . . . . .        -            -
-------------------------------------------------------  --------  -----------
                                                         (31,409)     (66,425)
                                                         --------  -----------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable . . . . . . . . . . . . . . .     (506)      (1,914)
      Prepaid expenses and deposits . . . . . . . . . .    1,633        5,159
      Accounts payable and
        accrued liabilities . . . . . . . . . . . . . .   30,830       21,358
-------------------------------------------------------  --------  -----------
                                                          31,957       24,603
-------------------------------------------------------  --------  -----------
                                                             548      (41,822)
                                                         --------  -----------

  FINANCING ACTIVITIES:
    Issue of common shares. . . . . . . . . . . . . . .        -       19,627
    Loans and advances. . . . . . . . . . . . . . . . .        -       22,306
-------------------------------------------------------  --------  -----------
                                                               -       41,933
                                                         --------  -----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development. . . . . . . . .        -            -
       Investment in Tung Shing Development . . . . . .        -            -
    Exploration costs recovered (incurred). . . . . . .        -            -
-------------------------------------------------------  --------  -----------
                                                               -            -
                                                         --------  -----------


FOREIGN CURRENCY TRANSLATION ADJUSTMENT . . . . . . . .    1,888      (15,480)
CHANGE IN CASH POSITION . . . . . . . . . . . . . . . .    2,436      (15,369)
Cash position, beginning of period. . . . . . . . . . .    1,197       16,566
-------------------------------------------------------  --------  -----------
CASH POSITION, END OF PERIOD. . . . . . . . . . . . . .    3,633        1,197
-------------------------------------------------------  --------  -----------



Income taxes paid . . . . . . . . . . . . . . . . . . .        -            -

Interest paid . . . . . . . . . . . . . . . . . . . . .        -            -


See  condensed  notes  to  unaudited  consolidated  financial  statements.

TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)

REVISED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
For the six month period ended June 30, 2002
(Amounts expressed in US dollars)
(Unaudited)


                                        Common stock                                           Other
                                           Number of    Common stock                   Comprehensive
                                              Shares          Amount        Deficit             Loss
                                        _____________   ____________       ________    _____________
Balance as of December
31, 2000 . . . . . . . . . . . . . . .     16,327,882      1,475,082      (987,009)         (11,416)
Issuance of common stock . . . . . . .     21,541,136      2,361,402             -                -
Foreign currency translation . . . . .              -              -             -          (24,554)
Net loss for the year. . . . . . . . .              -              -    (2,482,205)               -
                                           ----------      ---------    -----------         --------

Balance as of December 31,
2001 . . . . . . . . . . . . . . . . .     37,869,018      3,836,484    (3,885,681)         (24,360)
Issuance of common stock . . . . . . .              -              -             -                -
Foreign currency translation . . . . .                                                       (2,195)
Net loss for the period. . . . . . . .              -              -       (48,932)               -
                                           ----------      ---------    -----------         --------

Balance as of June 30, 2002. . . . . .     37,869,018      3,836,484    (3,934,613)         (26,555)
                                           ==========      =========    ===========         ========



See  condensed  notes  to  unaudited  consolidated  financial  statements

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
REVISED  CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
---------------------------------------------------------------------------
AS  OF  JUNE  30,  2002
-----------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.     NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Interim statements should be read in conjunction with the Company's audited financial statements.

The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc., ("the Company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

2.     GOING  CONCERN  ASSUMPTION

As at June 30, 2002, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The Company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern.

3.     CONTINGENT  LIABILITY

The Company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company.

The Directors are of the opinion that the claim is without merit and the Compan7 has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.